Filed Pursuant to Rule 433
Registration No. 333-253286
October 3, 2022
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated October 3, 2022)

Issuer:	The Southern Company
Security:	Series 2022B 5.70% Senior Notes due October 15, 2032
Expected Ratings:*	Baa2 (Stable)/BBB (Stable)/BBB+ (Negative) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$500,000,000
Initial Public Offering Price:	99.892% of the principal amount
Maturity Date:	October 15, 2032
Treasury Benchmark:	2.750% due August 15, 2032
Benchmark Treasury Yield:	3.664%
Spread to Treasury:	+205 basis points
Re-offer Yield:	5.714%
Optional Redemption:
Make-Whole Call:	T+35 basis points
Par Call:	On or after April 15, 2032 at 100%
Coupon:	5.70%
Interest Payment Dates:	April 15 and October 15 of each year, beginning on April 15, 2023
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	842587 DL8/US842587DL81
Trade Date:	October 3, 2022
Expected Settlement Date:	October 6, 2022 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Scotia Capital (USA) Inc. Truist Securities, Inc. Wells Fargo Securities, LLC
Co-Managers:
Santander Investment Securities Inc.
Fifth Third Securities, Inc.
TD Securities (USA) LLC
BBVA Securities Inc.
BMO Capital Markets Corp.
Intesa Sanpaolo S.p.A.
Loop Capital Markets LLC
Academy Securities, Inc.
Cabrera Capital Markets LLC
Drexel Hamilton, LLC
Mischler Financial Group, Inc.
R. Seelaus & Co., LLC

Concurrent Offering:	$500,000,000 Series 2022A 5.15% Senior Notes due October 6, 2025, expected to be issued on October 6, 2022. The closing of the offering of the Series 2022B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0734, Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, Truist Securities Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.